UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Richard Jiangong Dai

Fang Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 18, 2022.

Introductory Note

This Amendment No. 5 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed individually by Fang Holdings Limited (“Fang”) to amend the Schedule 13D as originally filed with the Securities and Exchange Commission on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020, Amendment No. 2 on June 25, 2020, Amendment No. 3 on July 20, 2021, and Amendment No. 4 on June 1, 2022 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The information set forth in the Original Schedule 13D is amended by this Amendment No.5 only as specifically stated with respect to Fang. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Select Market under the symbol “CIH.”

This Amendment No.5 amends and supplements the Original Schedule 13D to disclose that Fang has submitted to the board of directors of the Issuer a preliminary non-binding proposal to acquire all outstanding Class A and Class B Ordinary Shares, including the ADSs, that are not currently owned by Fang in a going-private transaction.

Certain information contained in this Schedule 13D relates to share ownership of persons other than Fang. Fang expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to Fang.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On August 23, 2022, Fang submitted a preliminary non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors relating to a potential acquisition of all of the outstanding Class A and Class B Ordinary Shares and ADSs not currently owned by Fang in a going-private transaction at a purchase price of US$0.84 per share or per ADS (the “Proposed Transaction”). Fang anticipates that the consideration payable in connection with the Proposed Transaction will be funded by cash on hand.

The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit 99.1 attached hereto, which Exhibit is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 23, 2022, Fang submitted the Proposal Letter to the Issuer’s board of directors relating to the Proposed Transaction. Consummation of the transactions contemplated by the Proposal Letter is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and Fang. The Proposal Letter indicates that it is Fang’s preliminary indication of interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction. No agreement, arrangement or understanding between the Issuer and Fang relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by the Issuer and Fang and all other appropriate parties.

If the Proposed Transaction is consummated, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist of persons to be designated by Fang, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

In connection with the Proposed Transaction, Fang has engaged in a preliminary discussion with the other Reporting Persons of the Original Schedule 13D. While Fang believes that such discussions are ongoing, such discussions have not resulted in any agreement between Fang and them.

The Reporting Persons of the Original Schedule 13D, including Fang Holdings Limited, previously reported their beneficial ownership of Class A and Class B Ordinary Shares of the Company, as a “group” for purposes of the Original Schedule 13D. Fang expressly disclaims “group” status under Section 13(d) of the Act and the rules promulgated thereunder, with such other Reporting Persons because Fang and the other Reporting Persons have not agreed to act together with respect to the Proposed Transaction. Fang Holdings Limited is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making the filing of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated in its entirety solely with respect to Fang to read as follows:

The responses of Fang to Rows (7) through (13) of the cover pages of this Amendment No.5 are hereby incorporated by reference in this Item 5.

As of the date hereof, Fang is the record holder of (i) 6,964,415 Class A Ordinary Shares, evidenced by ADSs, representing 10.4% of the issued and outstanding Class A Ordinary Shares, and (ii) 11,119,686 Class B Ordinary Shares, representing 47.0% of the issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented solely with respect to Fang to read as follows:

Except as set forth in Items 4 and 5, no transactions in any of the shares or ADSs of the Issuer have been effected by Fang during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented solely with respect to Fang by adding the following at the end thereof:

The Proposal Letter is described in Items 3 and 4, such summary being incorporated by reference into this Item 6. The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit 99.1, which Exhibit is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.1:	Proposal Letter, dated August 23, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2022

FANG HOLDINGS LIMITED

	By:	/s/ Richard Jiangong Dai
		Name:	Richard Jiangong Dai
		Title:	Chairman of Board